BAKER & M^C^KENZIE
貝克·麥堅時律師事務所

07026905

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Washington, DC

September 18, 2007

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated September 6, 2007, copies of which are enclosed with this letter (indexed in <u>Annex 1</u>).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & M^c^Kenzie by telephone at 011-852-2846-2312 or 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Chun-Hui Lin

Joyce Ip / Chun-Hui Lin

Encl.

dlo 9/25

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on September 6, 2007:

1. Overseas Regulatory Announcement – Announcement on Listing and Circulation of Circulating Shares Subject to Trading Moratorium (English translation and original Chinese announcement), released on September 13, 2007.
2. Discloseable Transaction – Formation of a Joint Venture Company, released on September 13, 2007.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT ANNOUNCEMENT ON LISTING AND CIRCULATION OF CIRCULATING SHARES SUBJECT TO TRADING MORATORIUM

- The number of circulating shares subject to the trading moratorium is 401,198,896.
- The listing date of the circulating shares subject to trading moratorium that will be listed is 19 September 2007.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

I. Relevant Information of Share Reform

1. The Share Reform Proposal of Huadian Power International Corporation Limited (hereafter as "Huadian International" or the "Company") was considered and approved at the relevant shareholders' meetings of Share Reform in A-Share market held by Huadian International on 10 July 2006 and was implemented on the Record Date. Trading was first resumed on 1 August 2006 upon implementation.

2. The Company has no arrangement of additional consideration for the Share Reform Proposal.

II. Undertakings in relation to the listing and circulation of circulating shares subject to trading moratorium in Share Reform Proposal

(1) All holders of Non-circulating Shares of the Company will observe the requirements of laws, rules and regulations and will fulfill their respective legal obligations under the undertakings.

(2) China Huadian Corporation ("China Huadian") will not engage in the trading of the Non-circulating Shares of Huadian International held by it within 36 months from the

date of listing status granted. Moreover, Huadian Corporation will also comply with the same undertakings for its 196,000,000 Placing A Shares and the 58,800,000 Consideration Shares offered to it under the Share Reform.

III. Changes in Shareholding Structure and Shareholding of Shareholders upon Implementation of Share Reform

1. Any changes in the shareholding structure other than distributions and conversions since the implementation of the Share Reform and up to the date thereof: No changes in the total shareholding structure of the Company, nor are there any changes in the structure of class of shares including circulating shares, shares subject to trading moratorium and circulating shares subject to trading moratorium since the implementation of the Share Reform and up to the date hereof.
2. No changes in the number of circulating shares and shareholdings of the Company held by its shareholders since the implementation of Share Reform and up to the date hereof.

IV. Information of Arrangement to Deal with Fund Appropriation by Major Shareholders

As at the date of this announcement, no fund was appropriated by the major shareholders in the Company.

V. Review Opinion by the Sponsor

CITIC Securities Company Limited (hereafter as "CITIC") is the sponsor of the Share Reform Proposal. In accordance with the requirement of "Memorandum of Share Reform No.14- Matters in Relation to the Listing and Circulation of Circulating Shares Subject to Trading Moratorium" stipulated by the Shanghai Stock Exchange (《股權分置改革工作備忘錄第14號—有限售期條件的流通股上市流通有關事宜》), CITIC has examined matters relating to the dissolution of the period of trading moratorium by shareholders and issued "Letter of Advice in Relation to the Examination of the Application of Listing and Circulation of Circulating Shares Subject to Trading Moratorium of Huadian Power International Corporation Limited"(《關於華電國際電力股份有限公司有限售條件流通股上市流通申請的核查意見書》), thereby concluding that:

1. This listing and circulation of circulating shares subject to trading moratorium of Huadian International is in compliance with the requirements of relevant law, regulations and rules and the listing rules of stock exchange;

2. The holders of the circulating shares subject to trading moratorium of Huadian International strictly adhere to their various undertakings made during the Share Reform;

3. There are no obstacles in practice for this listing and circulation of shares subject to trading moratorium; and

4. Sponsor and representative of the sponsor agreed the listing and circulation of the shares subject to trading moratorium of Huadian International.

VI. Information concerning circulating shares subject to trading moratorium

1. The number of circulating shares subject to trading moratorium that will be listed is 401,198,896 shares;

2. The listing date of the circulating shares subject to trading moratorium that will be listed is 19 September 2007;

3. A detailed breakdown of the circulating shares subject to trading moratorium that will be listed is as follows:

No.	Shareholder's name	Number of circulating shares subject to trading moratorium (share)	Number of shares to be listed (share)	Remaining number of circulating shares subject to trading moratorium (share)
1	China Huadian Corporation	2,900,973,386	0	2,900,973,386
2	Shangdong International Trust and Investment Corporation	849,238,128	301,054,210	548,183,918
3	Shangdong Luneng Development (Group) Company Limited	81,344,668	81,344,668	0
4	Zaozhuang City Infrastructure Investment Company	18,800,018	18,800,018	0
Total		3,850,356,200	401,198,896	3,449,157,304

4. Deviations between the listing of circulating shares subject to trading moratorium and the information as set out in the Share Reform memorandum(股改說明書):

There is no deviation between the listing of circulating shares subject to trading moratorium and the information as set out in the Share Reform memorandum.

5. Prior listing of circulating shares subject to trading moratorium:

This listing of circulating shares subject to trading moratorium is the first time that the Company has arranged for the listing of circulating shares subject to trading moratorium (limited to the form of Share Reform).

VII. Changes in Shareholding Structure

Unit: Share(s)		Prior to the Listing	Changes in the number of shares	Subsequent to the Listing
Circulating shares subject to trading moratorium	1. State-owned shares	2,900,973,386	0	2,900,973,386
	2. State-owned legal persons' shares	868,038,146	-319,854,228	548,183,918
	3. Other domestic legal persons' shares	81,344,668	-81,344,668	0
	Total circulating shares subject to trading moratorium	3,850,356,200	-401,198,896	3,449,157,304
Circulating shares not subject to trading moratorium	A Shares	739,700,000	401,198,896	1,140,898,896
	H Shares	1,431,028,000	0	1,431,028,000
	Total circulating shares not subject to trading moratorium	2,170,728,000	401,198,896	2,571,926,896
Total number of shares		6,021,084,200	0	6,021,084,200

By order of the Board
Huadian Power International Corporation Limited
Zhou Lianqing
Secretary to the Board

The board of Directors comprises, as at the date of this announcement,

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
13 September 2007

* *For identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼: 1071)

海外監管公告
有限售条件的流通股上市流通

- 本次有限售條件的流通股上市數量爲 401,198,896 股。
- 本次有限售條件的流通股上市流通日爲二零零七年九月十九日。

本公告乃根據《香港聯合交易所有限公司證券上市規則》第 13.09(2)條而作出。

一、股權分置改革的相關情況

1、華電國際電力股份有限公司(以下簡稱"華電國際"或"本公司")股權分置改革方案於二零零六年七月十日經華電國際股權分置改革 A 股市場相關股東會議審議通過,以二零零六年七月二十八日作爲股權登記日實施,於二零零六年八月一日實施後首次復牌。

2、本公司股權分置改革方案無追加對價安排。

二、股權分置改革方案中關於有限售條件的流通股上市流通的有關承諾

華電國際全體非流通股股東在二零零六年七月二十六日公告的《華電國際電力股份有限公司股權分置改革方案實施公告》中作出如下承諾:

(1)本公司全體非流通股股東將遵守法律、法規和規章的規定,履行法定承諾義務。

(2)中國華電集團公司(以下簡稱"華電集團")持有的華電國際非流通股股份自獲得上市流通權之日起,在 36 個月內不上市交易。另外,華電集團持有的 1.96 億股配售 A 股及其在本次股權分置改革中獲得的 5,880 萬股 A 股股份也將遵守同樣的承諾。

三、股改實施後至今本公司股本結構變化和股東持股比例變化情況

1、股改實施後至今,是否發生過除分配、轉增以外的股本結構變化:股改實施後至今,本公司總股本未發生變化,而本公司流通股、限售股、限售流通股類別股份結構也未發生變化。

2、股改實施後至今,本公司股東持有的本公司有限售條件的流通股股份數量和持股比例未發生變化。

四、大股東占用資金的解決安排情況

截至公告日,本公司不存在大股東佔用資金的情況。

五、保薦機構核查意見

中信證券股份有限公司（以下簡稱“中信證券”）爲公司股權分置改革的保薦機構。根據上海證券交易所《股權分置改革工作備忘錄第 14 號——有限售期條件的流通股上市流通有關事宜》的要求，中信證券對公司相關股東解除限售期事宜進行了核查，並出具了《關於華電國際電力股份有限公司有限售條件流通股上市流通申請的核查意見書》，形成的結論性意見爲：

1、華電國際本次有限售條件的流通股上市流通符合相關法律、法規、規章和交易所規則；

2、華電國際有限售條件的流通股股份持有人嚴格遵守股權分置改革時作出的各項承諾；

3、華電國際本次限售股份上市流通不存在實質性障礙；及

4、保薦機構和保薦代表人同意華電國際本次限售股份上市流通。

六、本次有限售條件的流通股情況

1、本次有限售條件的流通股上市數量爲 401,198,896 股；

2、本次有限售條件的流通股上市流通日爲二零零七年九月十九日；

3、有限售條件的流通股上市明細清單如下：

序號	股東名稱	持有有限售條件的流通股股份數量（股）	本次上市數量（股）	剩餘有限售條件的流通股股份數量（股）
1	中國華電集團公司	2,900,973,386	0	2,900,973,386
2	山東省國際信托投資有限公司	849,238,128	301,054,210	548,183,918
3	山東魯能發展集團有限公司	81,344,668	81,344,668	0
4	棗莊基本建設投資公司	18,800,018	18,800,018	0
合計		3,850,356,200	401,198,896	3,449,157,304

4、本次有限售條件的流通股上市情況與股改說明書所載情況的差異情況：
本次有限售條件的流通股上市情況與股改說明書所載情況無差異。

5、早前有限售條件的流通股上市情況：
本次有限售條件的流通股上市爲本公司第一次安排有限售條件（僅限於股改形成）的流通股上市。

七、股本變動結構表

單位：股		本次上市前	變動數	本次上市後
有限售條件的流通股	1、國家持有股份	2,900,973,386	0	2,900,973,386
	2、國有法人持有股份	868,038,146	-319,854,228	548,183,918
	3、其他境內法人持有股份	81,344,668	-81,344,668	0
	有限售條件的流通股合計	3,850,356,200	-401,198,896	3,449,157,304
無限售條件的流通股份	A 股	739,700,000	401,198,896	1,140,898,896
	H 股	1,431,028,000	0	1,431,028,000
	無限售條件的流通股份合計	2,170,728,000	401,198,896	2,571,926,896
股份總額		6,021,084,200	0	6,021,084,200

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事會由下列成員組成：

曹培璽（董事長，非執行董事），陳飛虎（副董事長，非執行董事），朱崇利（副董事長，非執行董事），陳建華（執行董事），鍾統林（執行董事），彭興宇（非執行董事），陳斌（非執行董事），王映黎（非執行董事），丁慧平（獨立非執行董事），趙景華（獨立非執行董事），王傳順（獨立非執行董事）及胡元木（獨立非執行董事）。

中國・北京
二零零七年九月十三日

* *僅供識別*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Huadian Power International Corporation Limited*, you should at once hand this circular to the purchaser(s) or transferee(s) or to the bank, stock broker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

DISCLOSEABLE TRANSACTION —
FORMATION OF A JOINT VENTURE COMPANY

A letter from the board of directors of the Company is set out on pages 1 to 6 of this circular.

14 September 2007

* *For identification only*

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"A Shares"	means the domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange
"associates"	has the meaning ascribed thereto under the Hong Kong Listing Rules
"Board"	means the board of Directors
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H Shares and A Shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively
"connected person(s)"	has the meaning ascribed thereto under the Hong Kong Listing Rules
"Contribution Assets"	means all the assets forming the Phase IV project of Zouxian Plant, including two ultra super-critical coal-fired generating units each with a capacity of 1,000 MW
"Director(s)"	means the director(s) of the Company
"Group"	means the Company, its subsidiaries and associated companies
"Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"H Shares"	means the overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange
"Investment Agreement"	means the investment agreement in relation to the formation of the Joint Venture Company dated 24 August 2007 entered into among the Company, Yanzhou Coal and Zoucheng

"Joint Venture Company"	means 華電鄒縣發電有限公司 Huadian Zouxian Power Generation Company Limited*, a limited liability company to be established in the PRC under the Investment Agreement
"Latest Practicable Date"	means 12 September 2007, being the latest practicable dated prior to the printing of this circular for ascertaining certain information included in this circular
"MW"	means megawatt
"Parties"	means the parties to the Investment Agreement, namely, the Company, Yanzhou Coal and Zoucheng
"PRC"	means the People's Republic of China
"RMB"	means Renminbi, the lawful currency of the PRC
"Shareholders"	means the shareholders of the Company
"Shares"	means the A Shares and H Shares of the Company
"SFO"	means Securities and Futures Ordinance, Chapter 571, Laws of Hong Kong
"substantial shareholder(s)"	has the meaning ascribed thereto under the Hong Kong Listing Rules
"Supervisor(s)"	means the supervisor(s) of the Company
"Yanzhou Coal"	means 兗州煤業股份有限公司 Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H shares, American depositary shares and A shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively
"Zoucheng"	means 鄒城市城市資產經營公司 Zoucheng Municipal Assets Operation Company*, a limited company established under the laws of the PRC
"Zouxian Plant"	means the Zouxian Plant established and wholly owned by the Company

华電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Directors:
Cao Peixi *(Chairman, Non-executive Director)*
Chen Feihu *(Vice Chairman, Non-executive Director)*
Zhu Chongli *(Vice Chairman, Non-executive Director)*
Chen Jianhua *(Executive Director)*
Zhong Tonglin *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Chen Bin *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*

Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*

Legal address and head office:
14 Jingsan Road
Jinan, Shandong Province
The PRC

Place of business in Hong Kong:
8th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Hong Kong H Share registrar and H Share transfer office:
Hong Kong Registrars Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

14 September 2007

To the Shareholders
Dear Sir or Madam,

DISCLOSEABLE TRANSACTION — FORMATION OF A JOINT VENTURE COMPANY

INTRODUCTION

Reference is made to the Company's announcement dated 24 August 2007, in which the Directors announced that the Company, Yanzhou Coal and Zoucheng entered into the Investment Agreement, pursuant to which the Parties have agreed to jointly establish the Joint Venture Company, which will be principally engaged in construction, operation and management of two ultra super-critical coal-fired generating units each with a capacity of 1,000 MW of the Phase IV project of Zouxian Plant. Pursuant to the Investment Agreement, the registered capital of the Joint Venture Company shall be contributed as to 69% by the Company, as to 30% by Yanzhou Coal and as to 1% by Zoucheng. Upon completion of the Investment Agreement, the Joint Venture Company will be a subsidiary of the Company and its financial results will be consolidated into the accounts of the Group.

THE INVESTMENT AGREEMENT

1. **Date:** 24 August 2007

2. **Parties:**

   (i) the Company;

   (ii) Yanzhou Coal; and

   (iii) Zoucheng.

3. **Registered Capital and Total Investment of the Joint Venture Company**

   The registered capital and the total investment of the Joint Venture Company are RMB3,000,000,000 and RMB8,500,000,000 respectively. According to the Investment Agreement, none of the Parties has obligation to make contribution up to the total investment (other than the registered capital) and there is no specific date on which nor any provision in the Investment Agreement on how the balance of the investment amount shall be financed. The Parties at present have no specific plan on the timing and method of financing such amount which shall be determined at the time when such fund is needed and based on the then market conditions. In addition, the Parties have no other commitments for the Joint Venture Company other than the registered capital.

4. **Capital Contribution by the Parties**

   The Parties will pay up their respective contributions to the registered capital of the Joint Venture Company as follows:

Party	**Form of contribution**	**Amount of contribution** *(RMB)*	**Equity interest in the Joint Venture Company** *(%)*
The Company	Contribution Assets	1,490,853,200	69
	Cash	579,146,800	
Yanzhou Coal	Cash	900,000,000	30
Zoucheng	Cash	30,000,000	1
		3,000,000,000	100

Phase IV project of Zouxian Plant, is a project approved by the PRC government. Contribution of the Contribution Assets as capital will constitute contribution of State-owned assets. According to the PRC laws and regulations applicable to the contribution of State-owned assets, the Parties shall appoint an intermediary with the relevant expertise to prepare a valuation report on the Contribution Assets as of 31 December 2006. Pursuant to the Investment Agreement, the net asset value of the Contribution Assets as stated in the valuation report and approved by the Parties shall be the amount of capital contribution by the Company in the form of assets into the Joint Venture Company and the Company is required to contribute in cash, the difference between RMB2,070,000,000 and the net asset value of the Contribution Assets, to the Joint Venture Company. Zhong Fa International Properties Valuation Corporation, an independent professional valuer, has prepared a valuation report based on the replacement cost for the Contribution Assets. As at 31 December 2006, the book value and assessed value of the total asset value of the Contribution Assets were RMB5,984,000,000 and RMB6,233,000,000 respectively and the book value and the assessed value of the net asset value of the Contribution Assets were RMB1,241,731,000 and RMB1,490,853,200 respectively. The difference between the assessed value of the net asset value of the Contribution Assets and its relevant book value, being RMB249,122,200 is expected to be treated as the Company's investment income, which will be recorded in accordance with the relevant accounting principles.

Phase IV project of Zouxian Plant has only commenced operation in December 2006. No separate audited accounts or management accounts in relation to Phase IV project of Zouxian Plant were prepared. To comply with the Hong Kong Listing Rules, the Company has arbitrarily computed the net profits of Phase IV project of Zouxian Plant. The net profits computed are unaudited and are based on arbitrary accounting assumptions, in particular, on allocation of costs. Based on the such assumptions and computation, for the six months ended on 30 June 2007, the net profits of Phase IV project of Zouxian Plant before taxation and extraordinary items were RMB40,121,296.35 and the net profits after taxation and extraordinary items were RMB26,881,268.55.

Zouxian Plant was solely owned and solely developed by the Company. There were no other investing parties involved prior to the entering of the Investment Agreement.

5. Timing of the Capital Contribution

Pursuant to the Investment Agreement, the Parties, after confirming the fair value of the Contribution Assets as stated in the valuation report prepared by Zhong Fa International Properties Valuation Corporation, shall contribute the full amount of their respective contributions to the registered capital of the Joint Venture Company within 30 business days from the date of the Investment Agreement.

For capital contribution in the form of cash, it shall be paid into the bank account opened by the Joint Venture Company. For capital contribution in the form of asset, the contributing party shall procure the transfer of the assets in accordance with the laws and regulations.

Upon the establishment of the Joint Venture Company, the assets and liabilities, including principally loans from financial institutions, of the Phase IV project of Zouxian Plant will be injected to the Joint Venture Company, who will be responsible for such loans and liabilities. Assets and liabilities of Phase I, Phase II and Phase III projects of Zouxian Plant will remain with the Company.

THE JOINT VENTURE COMPANY

1. Business Scope

Pursuant to the articles of association of the Joint Venture Company, the business scope of the Joint Venture Company is development, investment, construction and operation of projects relating to electricity, energy, and production and sale of electricity and energy. It is the current intention of the Parties that the Joint Venture Company will be principally engaged in construction, operation and management of two ultra super-critical coal-fired generating units each with capacity of 1,000 MW of the Phase IV project of Zouxian Plant.

2. Constitution of the Board of Directors and the Supervisory Board

The board of directors of the Joint Venture Company comprises nine directors, of which six shall be appointed by the Company (including the chairman) and three shall be appointed by Yanzhou Coal (including the vice chairman).

The supervisory board of the Joint Venture Company comprises five supervisors, of which one shall be appointed by the Company, one shall be appointed by Yanzhou Coal, one shall be appointed by Zoucheng and the remaining two shall be the representatives of the employees of the Joint Venture Company.

The existing management team of Zouxian Plant will remain responsible for the daily operation and management of the Joint Venture Company. After the establishment of the Joint Venture Company and upon approval by the Parties, the Company may be entrusted to manage and operate the Joint Venture Company under the lead of the board of directors of the Joint Venture Company.

3. Supply of Coal

Based on the long-term relationship between the Company and Yanzhou Coal on the supply of coal, it has been agreed under the Investment Agreement that the Company and the Joint Venture Company will, if the terms and conditions of the procurement are the same, give priority in procuring coal from Yanzhou Coal.

It has also been agreed under the Investment Agreement that Yanzhou Coal will, in accordance with the then market mechanism, supply coal to the Joint Venture Company at a favourable price in guaranteed quality and quantity. Yanzhou Coal also agreed to use its best endeavour to satisfy Zouxian Plant's demand for coal.

The Company and the Joint Venture Company will enter into separate agreements with Yanzhou Coal for the long-term supply of coal.

YANZHOU COAL AND ZOUCHENG

Yanzhou Coal is a sino-foreign investment joint stock limited company established in the PRC, the H shares, American depositary shares and A shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively. Yanzhou Coal is primarily engaged in underground coal mining, the preparation and processing, sale and railway transportation of coal. Its products are prime quality and low-sulphur coal, suitable for use as steam coal in large-scale power plants, as coal to be used with coking coal in metallurgical production and for use in pulverized coal injection.

Zoucheng is a State-owned enterprise with a registered capital of RMB110 million and is principally engaged in the capital operation, project investment, operation of the State-owned assets, development of core city projects and infrastructure.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Yanzhou Coal and Zoucheng and their respective ultimate beneficial owners are third parties independent of the Company and connected persons of the Company. Subsequent to the establishment of the Joint Venture Company, an announcement in respect of the continuing connected transaction (if any) between the Company and Yanzhou Coal will be published as required by the Hong Kong Listing Rules.

REASONS FOR AND BENEFITS EXPECTED TO ACCRUE FROM INVESTMENT IN THE JOINT VENTURE COMPANY

The Company is principally engaged in the construction and operation of power-plants and other businesses related to power generation. The Company and Yanzhou Coal are respectively enterprises with a dominant presence in the industry of power generation and coal supply in the Shandong Province. Co-operation with a coal supply enterprise is the current development strategy of the Company. Through the Investment Agreement, the Company and Yanzhou Coal are able establish a strategic alliance relationship where both can jointly develop new investment project and enjoy preferential cooperation rights. The Investment Agreement will lay foundations for entering into long term coal supply agreements with Yanzhou Coal, allowing the Company to secure a stable and consistent supply of coal for its power plants in the Shandong Province. The Directors consider that the strategic alliance relationship between the two listed companies will enhance the returns to the Shareholders.

The Investment Agreement is also consistent with the State industrial policies which encourage cooperation among coal and power enterprises. The Shandong Provincial Government proactively supports collaboration between leading enterprises in initiating strategic cooperation.

The terms of the Investment Agreement are negotiated after arm's length negotiation. The Directors consider that the transaction contemplated under the Investment Agreement has been made on normal commercial terms and that such terms are fair and reasonable so far as the Company and its Shareholders are concerned and that the transaction is in the interest of the Company and its Shareholders as a whole.

GENERAL

As the applicable percentage ratios for the transaction contemplated under the Investment Agreement exceed 5% but are less than 25%, the transaction under the Investment Agreement constitutes a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules and is therefore subject to the notification requirements as set out in Rules 14.34 to 14.39 of the Hong Kong Listing Rules.

Your attention is also drawn to the further information contained in the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Cao Peixi
Chairman

* *For identification only*

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

1. Shareholdings of Directors, Supervisors, Chief Executives and Senior Management

As at the Latest Practicable Date, so far as the Company is aware, none of the Directors, Supervisors, chief executives or members of the senior management of the Company and their respective associates had any interest or short position in the Shares, underlying Shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short positions which any such Director, Supervisor, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO), or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Hong Kong Listing Rules to be notified to the Company and the Hong Kong Stock Exchange (which for this purpose shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

2. Shareholdings of Substantial Shareholders

As the Latest Practicable Date, so far as the Directors are aware, each of the following persons, not being a Director, Supervisor, chief executive or member of the senior management of the Company, had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial shareholder of the Company:

				Interest in shares as at the Latest Practicable Date		
Name of Shareholder	Class of Shares	Number of Shares held	Capacity	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued A Shares	Approximate percentage of shareholding in the Company's total issued H Shares
China Huadian Corporation	A Shares (subject to moratorium)	2,937,983,386	Beneficial owner	49.18%	64.51%	—
Shandong International Trust and Investment Corporation	A shares (subject to moratorium)	849,240,728	Beneficial owner	14.11%	18.50%	—
Deutsche Bank Aktiengesellschaft	H Shares	172,015,400(L)	Beneficial owner/ Person having a security interest in shares	2.86%	—	12.02%
		2,560,000(S)		0.04%	—	0.18%
The Children's Investment Fund Management (UK) LLP	H Shares	150,669,000(L)	Investment Manager	2.50%	—	10.53%
The Children's Investment Master Fund	H Shares	150,669,000(L)	Beneficial owner	2.50%	—	10.53%
The Goldman Sachs Group, Inc.	H Shares	107,572,800(L)	Interest of corporation controlled by the substantial shareholder	1.79%	—	7.52%
		10,461,000(S)		0.17%	—	0.73%

				Interest in shares as at the Latest Practicable Date		
Name of Shareholder	Class of Shares	Number of Shares held	Capacity	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued A Shares	Approximate percentage of shareholding in the Company's total issued H Shares
UBS AG	H Shares	99,391,000(L)[3]	Beneficial owner/ Person having a security interest in shares/ Interest of corporation controlled by the substantial shareholder	1.65%	–	6.95%
		2,908,000(S)[4]		0.05%	–	0.20%
Allianz SE	H Shares	76,016,000(L)	Interest of corporation controlled by the substantial shareholder	1.26%	–	5.31%
		17,552,000(S)		0.29%	–	1.23%
JPMorgan Chase & Co.	H Shares	20,093,000(L)	Beneficial owner	0.33%	–	1.40%
		7,400,000(S)		0.12%	–	0.52%
		54,489,100(P)	Custodian corporation/ approved lending agent	0.90%	–	3.81%
		1,860,000(L)[5]		0.03%	–	0.13%
OZ Management, L.L.C.	H Shares	71,616,000(L)	Investment manager	1.19%	–	5.00%

The letter "L" denotes a long position, the letter "S" denotes a short position and the letter "P" denotes lending pool.

Notes:

1. Out of such 172,015,400 H Shares, 3,136,000 H Shares were held in the capacity as beneficial owner and 168,879,400 H Shares were held in the capacity as person having a security interest in shares.

2. Out of such 2,560,000 H Shares, 30,000 H Shares were held in the capacity as beneficial owner and 2,530,000 H Shares were held in the capacity as person having a security interest in shares.

3. Out of such 99,391,000 H Shares, 33,078,000 H Shares were held in the capacity as beneficial owner, 39,010,000 H Shares were held in the capacity as person having a security interest in shares and 27,303,000 H Shares were held as interest of corporation controlled by the substantial shareholder.

4. Out of such 2,908,000 H Shares, 674,000 H Shares were held in the capacity as person having a security interest in shares and 2,234,000 H Shares were held as interest of corporation controlled by the substantial shareholder.

5. These were unlisted derivative interests (physically settled).

Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors as at the Latest Practicable Date, the other H Shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors, none of such persons individually was interested in 5% or more of the Company's then total issued H Shares of the Company as at the Latest Practicable Date.

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person (other than the Directors, Supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial Shareholder of the Company.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

As at the latest practicable date, no Director or Supervisor has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or their respective associates has any interest in other business which competes or is likely to compete with the business of the Group.

MATERIAL LITIGATION

As at the Latest Practicable Date, the Group was not involved in any material litigation or arbitration and no litigation or claim of material importance is known to the Directors to be pending of threatened by or against the Group.

MISCELLANEOUS

(a) The secretary of the Company is Mr. Zhou Lianqing. Mr. Zhou is a senior engineer, and he graduated from the Shandong University.

(b) Mr. Zhu Fangxin, the Company's Chief Accountant and Chief Supervisor of Financial Affairs having a professional accounting qualification recognised in the PRC, is the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Hong Kong Listing Rules. Since Mr. Zhu does not possess the professional qualification normally required under Rule 3.24 of the Hong Kong Listing Rules, the Company has applied for, and the Hong Kong Stock Exchange has granted, a conditional waiver from strict compliance with that rule for a period of three years ending on 8 June, 2008. Details of the waiver are disclosed in the Company's announcement dated 20 June 2005.

(c) The registered office of the Company is situated at 14 Jingsan Road, Jinan, Shandong, the PRC.

(d) The Hong Kong H Share registrar and H Share transfer office of the Company is Hong Kong Registrars Limited situated at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

END